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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECM Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Peach Street
(No. and Street)

PROCESSED

MAR 09 2007

THOMSON FINANCIAL

Erie	PA	16509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey W. Evans 814-868-7551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas &Smiley, Inc.
(Name – *if individual, state last, first, middle name*)

900 State Street, Suite One	Erie	PA	16501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey W. Evans, President of Evans Capital Management, Inc. (the parent company of ECM Securities, Inc.) and President of ECM Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ECM Securities, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



President

Subscribed and sworn to before me this 14 day of February 2007



Notary Public


NOTARIAL SEAL
PAULINE M. DEMARALL, NOTARY PUBLIC
ERIE, ERIE COUNTY, PENNSYLVANIA
MY COMMISSION EXPIRES MARCH 24, 2010

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Changes in Stockholders' Equity
x	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
x	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An Oath or Affirmation
___	(m)	A copy of the SIPC Supplemental Report
___	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Independent auditor's report on internal accounting control.

C O N T E N T S

FINANCIAL STATEMENTS AND REPORTS

OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ECM SECURITIES, INC.

(A Wholly Owned Subsidiary of
Evans Capital Management, Inc.)

December 31, 2006 and 2005



Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
Edmund J. Czemerych, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditors' Report

Board of Directors
ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.)

We have audited the accompanying statements of financial condition of ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECM Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Root, Spitznas and Smiley, Inc.

January 31, 2007

ECM Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$19,940	$20,436
Deposit	492	962
Accounts receivable	33,639	28,680
Total current assets	54,071	50,078
OTHER ASSETS		
Organization costs, net of accumulated amortization of $2,736 and $2,417, respectively (Note B)	-	319
	-	319
	$54,071	$50,397
LIABILITIES		
Accounts payable	$ 2,400	$ 3,395
Total liabilities	2,400	3,395
STOCKHOLDERS' EQUITY		
Common stock, authorized 50,000 shares of $1 par value, issued 1,000 shares	1,000	1,000
Additional contributed capital	26,500	26,500
Retained earnings	24,171	19,502
	51,671	47,002
	$54,071	$50,397

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF INCOME

Years ended December 31,

	2006	2005
Revenue		
Commissions	$498,761	$437,935
Interest and miscellaneous	-	183
Total revenue	498,761	438,118
Operating expenses		
Management and support fees	336,000	360,000
Dues, licenses and subscriptions	7,885	8,937
PA capital stock tax	2,074	5,194
Commissions	2,284	-
Legal and professional	2,400	2,400
Consulting	2,313	-
Seminars and conferences	749	790
Insurance	-	375
Office supplies	40	31
Miscellaneous	28	-
Amortization expense	319	547
Total operating expenses	354,092	378,274
Income before income taxes	144,669	59,844
Income taxes	-	-
NET INCOME	$144,669	$ 59,844

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2006 and 2005

	Common Stock	Additional Contributed Capital	Retained Earnings
Balances at January 1, 2005	$ 1,000	$ 26,500	$ 24,658
Additional capital contributed	-	-	-
Net income	-	-	59,844
Dividends paid to parent company	-	-	(65,000)
Balances at December 31, 2005	1,000	26,500	19,502
Additional capital contributed	-	-	-
Net income	-	-	144,669
Dividends paid to parent company	-	-	(140,000)
Balances at December 31, 2006	$ 1,000	$ 26,500	$ 24,171

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2006	2005
Cash flows from operating activities:		
Net income	$144,669	$ 59,844
Adjustment to reconcile net income to net cash provided by operating activities:		
Amortization	319	547
Decrease (increase) in deposits	470	(667)
(Increase) decrease in accounts receivable	(4,959)	4,553
(Decrease) increase in accounts payable	(995)	900
Net cash provided by operating activities	139,504	65,177
Cash flows from investing activities:		
Dividends paid	(140,000)	(65,000)
Net cash used in investing activities	(140,000)	(65,000)
Net (decrease) increase in cash	(496)	177
Cash at beginning of year	20,436	20,259
Cash at end of year	$ 19,940	$ 20,436

Cash paid during the year for:

	2006	2005
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Company is a NASD registered broker/dealer incorporated under the laws of the Commonwealth of Pennsylvania whose business activities relate to the offer and sale of mutual funds, variable annuities and variable life insurance contracts to clients primarily in Northwestern Pennsylvania. The Company was incorporated on July 26, 2001 as a wholly owned subsidiary of Evans Capital Management, Inc.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company elected to be treated as a "Qualified Subchapter S Subsidiary" corporation for federal and state income tax purposes. As such, Evans Capital Management, Inc., the parent, will report the income and losses of the Company on its corporate income tax return. Accordingly, no provision has been made by the Company for federal or state income taxes.

4. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Erie, Pennsylvania. The Company's balance does not exceed the federally insured maximum of $100,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Companies accounts receivable consist of commissions and trails revenue from various investment companies. Management closely monitors outstanding balances, collection losses have been historically immaterial and management is not aware of any customer disputes or financial difficulties.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - ORGANIZATION COSTS

The Company's organization costs consist of legal fees incurred to create the Company. These costs are being amortized over 60 months.

NOTE C - MANAGEMENT AND SUPPORT FEES

The Company's management and support fees are paid to Evans Capital Management, Inc., the parent company. These fees are in accordance with a management and support agreement as well as an allocation of expenses agreement. According to the agreements, these fees represent the Company's portion of shared expenses and the time and effort of the shareholders of the parent for the ongoing direction of the Company. The shared expenses represent all expenses of the parent and all of its subsidiaries that cannot be easily and directly attributable to any separate company, and are therefore paid by the parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $19,128, which was $14,128 in excess of its required net capital of $5,000. The Company's net capital ratio was .125 to 1. At December 31, 2005, the Company had net capital of $19,846, which was $14,846 in excess of its required net capital of $5,000. The Company's net capital ratio was .17 to 1.

SUPPLEMENTAL INFORMATION

ECM Securities, Inc.

COMPUTATION OF NET CAPITAL

Year ended December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 51,671
Less stockholders' equity not allowable	-
Total stockholders' equity qualified for Net Capital	51,671
Additions	-
Total capital and allowable subordinate liabilities	51,671
Deductions and/or charges:	
Total nonallowable assets	(32,543)
Other additions and/or credits	-
Net capital before haircuts on securities positions	19,128
Haircuts on securities	-
Net Capital	$ 19,128

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 2,400
Additions	-
Total aggregate indebtedness	$ 2,400
Percentage of aggregate indebtedness to net capital	12.5%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 160
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 14,128
Excess net capital at 1000%	$ 18,888

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

ECM Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2006

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2006

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2006

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
Edmund J. Czemerych, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report on Internal Control Structure

Board of Directors
ECM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ECM Securities, Inc., for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their registration of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root, Spitznagel and Smiley, Inc.

January 31, 2007

END